UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
(Name of Issuer)

Ordinary shares, $0.001 par value
(Title of Class of Securities)

G989A3109
(CUSIP Number)

Henry F. Schlueter, Esq. Schlueter & Associates, P.C. 5655 S. Yosemite Street, Suite 350 Greenwood Village, CO 80111 Tel: 303-292-3883
(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2019 through May 4, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G989A3109	13D	Page 2 of 4

1	NAME OF REPORTING PERSON Yau Sing Tang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
	7	SOLE VOTING POWER 0 (1)
Number of shares beneficially owned by each reporting person with	8	SHARED VOTING POWER 0(1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

(1)	(a) On August 31, 2019, the Issuer closed on a share exchange agreement (the “Share Exchange”) with Zhong Yuan Investment Limited (“ZYIL”), the parent of China Bio-technology Holding Limited (“China-Bio”). Pursuant to the Share Exchange, ZYIL exchanged all of the shares that it held in China Bio for 161,500,000 ordinary shares of the Issuer. As the sole officer, director and shareholder of ZYI, the Reporting Person had sole voting and dispositive power over the 161,500,000 shares held of record by ZYI.

(b) On May 4, 2020, the Reporting Person resigned from his position as a director of ZYI, after which he had no voting or dispositive power over the shares of the Issuer held of record by ZYI.

CUSIP No. G989A3109	13D	Page 3 of 4

Item 1.  Security and Issuer

This Schedule 13D relates to the $0.001 par value ordinary shares of Zhong Yuan Bio-Technology Holdings Limited, a corporation organized under the laws of the Cayman Islands (the “Issuer”). The address of the principal executive office of the Issuer is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

Item 2.  Identity and Background

(a)	Name: This Schedule 13D is being filed by Yau Sing Tang (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(c)	Present Principal Occupation: Business Consultant, GCA Advisors Limited, Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(d)	Convictions: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceeding: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of Hong Kong SAR of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

The ordinary shares of the Issuer that were owned of record by ZYIL and beneficially owned by the Reporting Person by virtue of his being the sole director of ZYIL were issued to ZYIL in exchange for all of the outstanding shares of ZYIL’s wholly-owned subsidiary, China Bio-technology Holding Limited, in accordance with the terms of the Share Exchange.

Item 4.  Purpose of Transaction

The Reporting Person acquired beneficial ownership of the ordinary shares of the Issuer owned of record by ZYIL by virtue of being the sole director of ZYIL.

CUSIP No. G989A3109	13D	Page 4 of 4

Item 5.  Interest in Securities of the Issuer

(a)       The responses to Items 11 and 13 of the cover page to this Schedule 13D are incorporated herein.

(b)       The responses to Items 7 through 10 of the cover page to this Schedule 13D are incorporated herein.

(c)       The Reporting Person has not entered into any transactions in the Shares during the sixty days immediately prior to the filing of this Schedule 13D.

(d)        As of the date of filing of this Schedule 13D, no person other than the Reporting Person is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Person.

(e)        The Reporting Person ceased to be the beneficial owner of more than 5% of the ordinary shares of the Issuer on May 4, 2020.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2024	/s/ Yau Sing Tang
Yau Sing Tang